Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) News Release Issue No. 23- 2007	Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

November 12, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS HIGHLIGHTS OF THIRD QUARTER 2007 RESULTS

Aurizon is pleased to announce highlights of its financial results for the period ended September 30, 2007.  (To review the complete interim unaudited financial statements or Management’s Discussion and Analysis please see the Company’s SEDAR filings at www.sedar.com or on the Company’s website at www.aurizon.com.)

The third quarter was highlighted by the following activities:

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Record cash flow from operations of $17.9 million.

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Net earnings of $3.8 million, or $0.03 per share, which was net of a non-cash derivative instrument loss of $3.8 million.

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Adjusted net earnings of $6.7 million, or $0.05 per share

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Gold production for the third quarter totalled 48,305 ounces, a 15% increase from the second quarter, 2007.

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Total cash costs of US$282 per ounce in the third quarter, a decrease of 5% from the second quarter, 2007.

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At Joanna, an updated mineral resources estimate of 630,000 ounces of gold in the indicated mineral resource category and 1.42 million ounces in the inferred mineral category.  This represents a gain of 53% and 12% respectively.

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At Kipawa, uranium, rare earth element oxides and gold clustered anomalies associated with airborne radiometric anomalies were discovered.

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Agreement signed with Lake Shore Gold Corp. to accelerate exploration outside the mining lease at Casa Berardi.

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Letter of intent signed with Vantex Resources Ltd. to acquire a 75% interest in two claims located along strike of the gold bearing horizons at Joanna.

”Casa Berardi delivered a strong operating performance, resulting in record cash flow for the Company.” said David P. Hall, President and Chief Executive Officer.  “In addition, exploration success at Joanna and Kipawa continues to create value for our shareholders.”

CASH RESOURCES AND LIQUIDITY

At September 30, 2007, Aurizon had cash balances of $46.1 million, of which $39.5 million is in restricted accounts that may be used to fund the Casa Berardi project and service the project debt, compared to cash balances of $28.8 million ($19.3 million restricted) at the beginning of the year.  The restricted cash balances will be released upon achievement of certain operating benchmarks anticipated in 2008.

AURIZON MINES LTD.
AURIZON REPORTS HIGHLIGHTS OF THIRD QUARTER 2007 RESULTS

NOVEMBER 12, 2007
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Working capital totaled $24.2 million at September 30, 2007, compared to working capital of $29.8 million at the beginning of the year.  Long term debt at September 30, 2007 totaled $45.2 million, compared to $68.8 million at the beginning of the year.  Two principal payments of $12.9 million due in March and September 2008, for a total of $25.8 million, has resulted in a reduction of long term debt and an increase in current liabilities.

CASA BERARDI

Casa Berardi produced 48,305 ounces of gold in the third quarter of 2007, compared to 42,143 ounces and 32,284 ounces in the second and first quarters of 2007, respectively, for total gold production of 122,462 ounces in the first nine months of 2007.  The 15% increase in gold production is primarily related to higher volumes of ore throughput.

Ore throughput in the mill during the third quarter increased to 152,025 tonnes from 134,569 tonnes in the second quarter of 2007.  The average ore grade increased to 10.6 grams/tonne from 10.3 grams/tonne achieved in the first half of 2007.  Mill recoveries of 92.8% were achieved in the quarter, slightly lower than the 93.8% achieved in the first half of 2007.

The average daily mine production increased to 1,652 tonnes per day from 1,604 tonnes per day in the second quarter.

On a unit cost basis, total cash costs per ounce of gold sold were US$282, down from US$298 in the second quarter.

The average processed grades in 2007 are about 35% higher than the average grade of the West Mine reserves.  The production grades are expected to trend back to the reserve grade in 2008, resulting in higher cash costs per ounce.

Unit mining costs in the third quarter of 2007, were $94/tonne, 11% lower than the second quarter costs of $106/tonne, due primarily to higher ore throughput.

Since commissioning the mill in November 2006, Casa Berardi has produced 140,193 ounces of gold.

OUTLOOK

Casa Berardi Mine

Labour force issues that are currently facing the mining industry in general, will continue to impact the scaling up of mine production.  Daily production is expected to be maintained at 1,650 tonnes per day for the balance of 2007 and increase to 1,800 tonnes per day in 2008, supported by the flexibility provided from having access to the Northwest and Lower Inter Zones.  In the fourth quarter, ore grades are expected to be lower than the high grades achieved to date in 2007.  As a result the Company expects Casa Berardi to produce approximately 165,000 ounces of gold for the year, compared to the previously announced forecast of 170,000 – 180,000 ounces.

The recent significant strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on Aurizon’s future earnings as the U.S. dollar gold sales are converted into Canadian dollars.  To date, rising gold prices have mitigated the impact of the strong Canadian dollar.  Using a CDN/US dollar exchange rate of 0.95 for the fourth quarter, total cash costs of US$330 per ounce are forecast for the second half of 2007 compared to the previous guidance of US$300-US$320 per ounce.

Capital and exploration expenditures in the fourth quarter of 2007 are expected to be approximately $6.1 million, of which $3.6 million will be spent at Casa Berardi on sustaining capital and $0.9 million on exploration, with the $1.6 million balance to be incurred on further exploration at the Joanna and Kipawa properties.

It is anticipated that development costs will increase in 2008 in order to support the increased mine production.  The current production grades experienced in 2007 are expected to gradually trend back to the current ore reserve grades, which will result in higher cash costs per ounce in 2008.

AURIZON MINES LTD.
AURIZON REPORTS HIGHLIGHTS OF THIRD QUARTER 2007 RESULTS

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Joanna Gold Property

Three rigs are currently active on the property with the following objectives:

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Drilling targets situated to the west of the western resource block and between the western and eastern resource blocks to extend the mineralization and increase resources.

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Infill drilling in the area of the existing resource blocks to upgrade the quality of the resources.

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Deep drilling to depths of 700 metres below the eastern resource block to test the depth potential.

Environmental studies, geotechnical and metallurgical testwork are in progress.  A contract has been awarded to Breton, Banville & Associates “BBA” to complete a preliminary economic assessment study early in the first quarter of 2008.

Kipawa Property

In addition to the gold potential at Kipawa, the recent discovery of rare earth elements and uranium has opened additional value creation opportunities for Aurizon, as these elements potentially provide solutions to future global energy and environmental challenges.

Surface drilling and trenching should be initiated upon receipt of final approvals by government agencies and First Nations.

Conference Call

Aurizon Mines will host a conference call to discuss the third quarter results on Monday, November 12th , 2007 at 8:30 a.m. Pacific Standard Time (11:30 a.m. Eastern Standard Time).

You may access the call by calling the operator at 416-641-6124 or toll free access at 1-866-300-7687 ten (10) minutes prior to the scheduled start time.  The call is also being webcast and can be accessed at Aurizon’s website at www.aurizon.com, or through www.InvestorCalendar.com.  A playback version of the call will be available until, Monday, November 19, 2007 at 416-695-5800 or 1-800-408-3053 (Passcode 3241521#).

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
Suite 3120 - 666 Burrard Street, Vancouver, British Columbia  Canada  V6C 2X8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.
AURIZON REPORTS HIGHLIGHTS OF THIRD QUARTER 2007 RESULTS

NOVEMBER 12, 2007
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Forward Looking Statements

This Report contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, future commercial production, and work programs.  Forward-looking statements express, as at the date of this Report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.